1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

March 26, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)
File Nos. 033-17619 and 811-05349
Post-Effective Amendment No. 713 to the Registration Statement on Form N-1A

Dear Mr. Williamson:

This letter responds to comments you provided to me and Neema Nassiri of Dechert LLP during a telephonic discussion with respect to your review of Post-Effective Amendment No. 713 (“PEA No. 713”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on February 6, 2019. PEA No. 713 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs Municipal Income Completion Fund (the “Fund”), a new series of the Registrant. We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

GENERAL

1.

Comment: Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide us revised disclosure with your letter. Please allow us sufficient time for us to review your response prior to the 485(b) filing.

Response: We acknowledge the comments and have addressed them accordingly.

PROSPECTUS

2.	Comment: Please provide the completed fee and expense table prior to effectiveness.

Response: The Fund’s completed fee and expense table is attached hereto as Exhibit A.

Mr. Jay Williamson March 26, 2019 Page 2

3.	Comment: Please confirm that the fee waiver and expense reimbursement agreements will be in effect for at least one year from the effective date and that no right of recoupment exists.

Response: The Registrant hereby confirms that the expense reimbursement agreement described in the footnotes to the Fund’s fee and expense table will be in effect for at least one year from the effective date and that, with respect to this agreement, no right of recoupment exists. The Registrant respectfully submits that the registration statement does not provide for a fee waiver arrangement.

4.

Comment: We note that the Fund’s fee and expense table reflects the inclusion of interest expenses. Please disclose under Item 4 and elsewhere as appropriate the Fund’s intention with respect to borrowings, including the purpose behind the borrowings and the anticipated leverage level for the Fund.

Response: The Registrant confirms that the Fund is not expected to incur interest expenses. Accordingly, the Registrant has removed the disclosure reflecting the inclusion of interest expenses from the Fund’s fee and expense table.

5.

Comment: We note that you provide an 80% policy in several locations based on net assets without including the following parenthetical: “(plus borrowings for investment purposes).” Please clarify the exclusion of this parenthetical and supplementally confirm that the reference to “Net Assets” in the “Investment Restrictions” section of the Statement of Additional Information clearly reflects the inclusion or exclusion of borrowings.

Response: The Registrant respectfully submits that the Fund’s 80% policy consistently refers to the term “Net Assets” and that “Net Assets” is defined in the “Summary – Principal Strategy” section of the Prospectus and the “Investment Objectives and Policies” section of the Statement of Additional Information to include “net assets plus any borrowing for investments purposes (measured at the time of purchase).”

6.	Comment: With respect to Appendix A, please note our continuing objection to using the appendix approach.

Response: The Registrant respectfully acknowledges the Staff’s comment and submits that Appendix A is intended to provide prospective investors with more information about the principal and non-principal investment strategies and risks of the Fund. Moreover, the Registrant believes that the Prospectus clearly identifies (and differentiates) the principal and non-principal investment strategies and risks of the Fund.

Mr. Jay Williamson March 26, 2019 Page 3

7.

Comment: We note that the disclosure regarding municipal securities in Appendix A addresses a number of different investment types that have unique attributes and risks. To the extent that the Fund will invest in any particular type of municipal security to a principal extent, please revise your Item 4 and Item 9 disclosures to address each such security-type’s key attributes and risks and discuss the Investment Adviser’s process for making buy and sell decisions with respect to such securities.

Response: The Registrant believes that the Item 4 and Item 9 disclosures of the Prospectus clearly identify the types of securities in which the Fund will invest as a part of its principal and non-principal investment strategies. In addition, the Registrant believes that the Item 4 and Item 9 disclosures of the Prospectus clearly discuss the Investment Adviser’s process for making buy and sell decisions with respect to municipal securities.

STATEMENT OF ADDITIONAL INFORMATION

8.

Comment: With respect to the Fund’s fundamental investment restrictions, we note your statement that “[t]he Fund may invest 25% or more of the value of its total assets in Municipal Securities which are related in such a way that an economic, business or political development or change affecting one Municipal Security would also affect the other Municipal Securities.” Please tell us the meaning and purpose of this disclosure and explain why you consider it appropriate. It is unclear, for example, whether this disclosure gives you an impermissible level of freedom to concentrate in one or more industries. Please advise or revise accordingly.

Response: Consistent with SEC Staff guidance, the Fund’s concentration policy does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”). However, the disclosure highlighted above is intended to inform shareholders that, although the Fund is not “concentrated,” the Fund may invest 25% or more of its total assets in Municipal Securities that have correlated risk exposure (due to economic, business or political developments).

*        *        *         *        *        *        *

Mr. Jay Williamson March 26, 2019 Page 4

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll
Brenden P. Carroll

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Mr. Jay Williamson March 26, 2019 Page 5

EXHIBIT A

Separate Account Institutional
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[2]	1.14%

Total Annual Fund Operating Expenses	1.14%

Expense Limitation[3]	(1.14)%

Total Annual Fund Operating Expenses After Expense Limitation	0.00%

[1]

The Fund does not pay a management fee to the Investment Adviser under the Management Agreement between Goldman Sachs Trust and the Investment Adviser. However, the Fund is used exclusively to implement municipal investment strategies for separately managed account clients of the Investment Adviser that participate in certain “wrap-fee” programs, including those sponsored by investment advisers and broker-dealers unaffiliated with the Fund or the Investment Adviser. Participants in these programs pay a “wrap” fee to the sponsor of the program. You should read carefully the wrap-program brochure provided to you by the sponsor or your investment adviser. The brochure is required to include information about the fees charged to you by the sponsor and the fees paid by the sponsor to the Investment Adviser and its affiliates. You pay no additional fees or expenses to purchase shares of the Fund.

[2]	The “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.00% of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to reduce or limit its transfer agency fee to 0.00% of the Fund’s average daily net assets. These arrangements will remain in effect through at least April 1, 2020, and prior to such date the Investment Adviser and Goldman Sachs may not terminate the arrangements without the approval of the Board of Trustees.